February 8, 2010

Ms. Michelle V. Lacko
Attorney Advisor
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Papa John’s International, Inc.
Form 10-K for the fiscal year ended December 28, 2008
Filed February 24, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2009
File No. 000-21660

Dear Ms. Lacko:

We are writing a supplemental response to your letter dated December 22, 2009, commenting on the above-referenced Form 10-K and Definitive Proxy Statement, and to our original response letter dated January 5, 2010.  For your convenience, we have repeated the comment below, in italics, together with the subheading used in your letter.  The comment is followed by our supplemental response.

Definitive Proxy Statement on Schedule 14A

Short-Term Cash Incentive Compensation, page 22

We note that your Management Incentive Plan provides annual cash payouts to your named executive officers upon the achievement of pre-determined performance goals. In future filings, please confirm to us that you will disclose the pre-determined performance targets for each performance metric and provide quantitative disclosure regarding the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

In future filings, we propose to disclose the pre-determined performance targets for each performance metric and provide quantitative disclosure regarding the targets actually reached, except with respect to the “comparable transactions” performance metric in our Management Incentive Plan (“MIP”), for the reasons discussed below.

In our Proxy Statement for the 2010 Annual Meeting of Stockholders, we propose to disclose the following performance metrics and the quantitative disclosure regarding the targets actually reached, with footnote explanation of specific historical data regarding the degree of difficulty of achieving payout under the comparable transactions component:

In 2009, the performance metrics and the target and actual results  of the MIP included:

Metric	Definition	Target	Full Year Actual Results	Actual Payout Percentage	Weighting	Award Frequency

Pre-MIP Operating Income	Consolidated corporate operating income excluding PJ Foodservice income and the impact of consolidation of the franchisee-owned BIBP Commodities, Inc. cheese purchasing entity (BIBP)*.	$___	$__	__%	30%	Annual

Net Development	Domestic system-wide store openings less store closings.	__units	__ units	__%	20%	Annual

Comp Sales	Domestic system-wide comparable sales (average same-store, year-over-year sales), an industry standard used to measure company growth.	__%	__%	__%	20%	Quarterly

Comp Transactions	Domestic system-wide comparable transactions, an internal metric used as an indicator of market share growth when considered in conjunction with industry statistics.	**	**	**	20%	Quarterly

Online Sales	Percentage of domestic system-wide sales recorded through all online orders and emerging channels.	___ percentage points over 2008	__ percentage points over 2008	__%	10%	Quarterly

*BIBP is a special-purpose entity formed at the direction of our Franchise Advisory Council, for the sole purpose of reducing cheese price volatility to domestic system-wide restaurants. We exclude the impact of BIBP in calculating the MIP because BIBP is an independent, franchisee-owned corporation which purchases cheese at the market price and sells it to our distribution subsidiary. The impact on future operating income from the consolidation of BIBP is expected to continue to be significant for any given reporting period due to the volatility of the cheese market but will not be significant on a cumulative basis over time.

** Over the last two years, the transactions component of our MIP yielded a ___% award in 2009 and a 0% award in 2008, expressed as a percentage of target award.  In 2007 and 2006, comparable transactions was not a separate payout component of the MIP, but operated as a payout modifier that reduced the MIP award to 90% of the payout award calculation in 2007 and reduced the MIP award to 77% of the payout award calculation in 2006, in each case based on unfavorable transaction results versus targeted comparable transactions.

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The only performance metric we propose to omit is comparable transactions, which was a 20% component of our MIP in 2009, as indicated in the table above.  For that performance metric, we will provide the footnoted disclosure above regarding the Company’s belief in the degree of difficulty of achieving the targeted performance.  We believe that disclosure of the comparable transactions target is not required because disclosure would result in competitive harm to the Company and therefore can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

We believe that our proposed disclosure will provide investors with sufficient information to understand the MIP and the behaviors that the MIP is intended to reward.  Disclosure of the specific target for comparable transactions would not materially enhance investors’ understanding of the MIP or our overall executive compensation program, and therefore that single target would not be material to investors.

Competitive Harm Analysis

Comparable transactions, defined as domestic system-wide comparable transactions, is an internal metric used as an indicator of market share growth when considered in conjunction with industry statistics.  Comparable transactions is similar to but different from comparable sales, which is another performance metric in the MIP.  Comparable sales is measured in terms of dollars, or revenues, while comparable transactions is measured in terms of the number of transactions at our restaurants.  We track transactions as a measure of customer “traffic” at our domestic restaurants, and compare the number of transactions from period to period as a measure of improvements or declines in customer traffic.  We consider our total transactions for any period to be confidential, and we do not disclose the number or percentage change in any of our SEC filings or in any public statements.

Our competitors could determine our future operating plans based on disclosure of targeted comparable transactions.

Based upon the market in which we compete, and the competitive environment in which we operate, we believe that disclosure of  comparable transactions would cause competitive harm to the Company.  We derive our targeted comparable transactions from our Board-approved operating plan and budget, both of which are confidential.  To our knowledge, our primary competitors do not regularly disclose comparable transactions, or similar industry measures such as “traffic”.  If we were to disclose the comparable transactions targeted and actual results, this information, together with our quarterly released comparable sales information, would allow our competitors to derive our pricing and marketing strategy.  For example, we believe that our competitors’ perceptions of our positive transaction momentum, even without specific disclosure of actual transaction targets and results, has contributed to extremely aggressive competitor pricing and marketing in early 2010.    As the third largest pizza chain, our financial results could be harmed by targeted, aggressive pricing strategy by our larger competitors.

Historical comparable transactions target information provides competitors information and the comparison of such information to actual results achieved which can cause competitive harm to the Company for periods extending beyond the end of the fiscal year.

Our business strategy involves driving comparable sales and comparable transactions.   Increasing transactions may be achieved, for example, by lowering prices, either by special offers, temporary or permanent reduction in menu prices, couponing, or a variety of other strategies.  If comparable sales increase without a corresponding increase in transactions, our competitors can determine that our pricing likely increased.  Our competitors’ ability to deduce pricing information is facilitated by our relatively simple pizza restaurant menu.  Since our pricing strategy likely may not change from the end of the fiscal year into following periods, historical transaction target and actual data can provide our competitors with an advantage in their ability to determine whether we have embarked on a strategy to increase prices or to decrease prices to gain market share. In fact, disclosing actual transaction results in relation to targeted results could allow competitors to assess the success of our recent historical pricing and promotional strategy and therefore determine whether we are likely to continue with the previous strategy or revise the strategy going forward.  Competitors could then alter their own strategies to counter our strategic plan.  For example, if our competitors expected us to continue an aggressive transactions strategy year over year, they could counter with a deeply-discounted offer accompanied by heavy media weight.  Conversely, a flat transactions target might signal to competitors an effort to drive sales without aggressive pricing, a strategy which might be countered by a new product offering.

Disclosure of Comparable Transactions Target is Not Material to Investors’ Understanding of MIP Plan Design

The comparable transactions target constitutes 20% of the overall MIP plan design.  Consistent with our response letter dated January 5, 2010, we intend to disclose performance targets for all other components of the MIP, and these disclosures do not pose the threat of competitive harm raised by potential disclosure of comparable transactions. We further intend to disclose a historical analysis of performance results for comparable transactions as an element of the MIP (only a separate payout component in fiscal years 2008 and 2009), thus providing investors with information material to an understanding of this particular component of the MIP, and of the MIP as a whole.  Any benefit of disclosure of comparable transactions is outweighed by the competitive harm to the Company.

Our plan design for 2010 is similar to 2009, except that our Compensation Committee has designed the 2010 MIP to combine the comparable sales and comparable transactions components into one metric, which combined metric would constitute 40% of the 2010 MIP.  For analysis of the 2010 MIP in our Compensation Discussion and Analysis which would be included in our Proxy statement filed in 2011, we propose to provide a description of the performance targets for comparable sales utilized in formulating the combined comparable sales and comparable transactions metric, and a historical analysis of the degree of difficulty of target achievement for comparable transactions.

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As requested in your letter dated December 22, 2009, we confirm the following:

Papa John’s International, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and

Papa John’s International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the above supplemental response to the comment contained in the letter dated December 22, 2009.  Please direct any further comments or requests for additional information to my attention at 502-261-4753.

Sincerely,
Papa John’s International, Inc.

/s/ J. David Flanery
J. David Flanery
Senior Vice President, Chief Financial
Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Tom Schoenbaechler, Ernst & Young
Alan Dye, Hogan & Hartson LLP
John Beckman, Hogan & Hartson LLP
Christopher Sternberg, Papa John’s International, Inc.
Clara Passafiume, Papa John’s International, Inc.
Joe Smith, Papa John’s International, Inc.